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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
               U.S. Dollar 15,000,000 Callable Fixed Rate/Variable
                       Interest Rate Range Notes of 2003,
                                due May 28, 2015





                    Filed pursuant to Rule 3 of Regulation BW





                               Dated: May 13, 2003


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        The following information regarding the U.S. Dollar 15,000,000 Callable
Fixed Rate/Variable Interest Rate Range Notes of 2003, due May 28, 2015 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 15,000,000 Callable Fixed Rate/Variable Interest Rate Range Notes of 2003, due May 28, 2015.

               (b) The interest rate will be a fixed rate of 7.00 percent for the period from May 28, 2003 to May 28, 2004 and 7.00 percent thereafter, accruing on each day that a 6-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 4.50 percent for the period from May 28, 2004 to May 28, 2005, from zero to 5.00 percent for the period from May 28, 2005 to May 28, 2006, from zero to 5.50 percent for the period from May 28, 2006 to May 28, 2007, from zero to 6.00 percent for the period from May 28, 2007 to May 28, 2008, from zero to 6.50 percent for the period from May 28, 2008 to May 28, 2009, and from zero to 7.00 percent for the period from May 28, 2009 to May 28, 2015. The interest payment dates will be each May 28 and November 28, commencing on November 28, 2003 and ending on May 28, 2015.

               (c) Maturing May 28, 2015. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each May 28, commencing on May 28, 2004 and ending on May 14, 2014, with 10 London and New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

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               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               The Bank will enter into a Terms Agreement with Morgan Stanley & Co. International as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 15,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about May 28, 2003.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             PRICE TO                SELLING DISCOUNTS AND          PROCEEDS TO
              PUBLIC                      COMMISSIONS               THE BANK(1)
              ------                      -----------               -----------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 15,000,000                   N/A                 USD 15,000,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               None


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(1) Without deducting expenses of the Bank, which are not yet known.